February 13, 2012
VIA EDGAR AND FEDERAL EXPRESS
James Peklenk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RXi Pharmaceuticals Corporation Amendment No. 5 to Form S-1 Filed February 6, 2012 File No. 333-177498
Dear Mr. Peklenk:
     This letter responds to the oral comment of the accounting staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding RXi Pharmaceuticals Corporation’s (the “Company”) amended Registration Statement on Form S-1/A filed on February 13, 2012.
     Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 6 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comment. A copy of Amendment No. 5, marked to show changes from Amendment No. 5, is enclosed for your convenience.
     Summarized below is our understanding of the Staff’s oral comment:
Financial Statements
Notes to Financial Statements
8. Deficit accumulated during development stage

     1. Please consider renaming the “Deficit accumulated during development stage” line item on page F-4 and revising the related references in the preliminary prospectus to clarify that the item reflects the Company’s accumulated deficit since

James Peklenk
February 13, 2012

inception. Please also consider adding an appropriate explanatory note in the Notes to Financial Statements regarding the elements of the accumulated deficit amount.
     COMPANY RESPONSE:
The Company has renamed this line item as “Deficit accumulated since incorporation” on pages 34, F-4 and F-6 and has revised the footnote references to the line item as suggested by the Staff. The Company also has revised Note 1 on page F-9 to explain the elements of this line item.
* * * * *
     Accompanying the filing of Amendment No. 6 is the Company’s request for acceleration of the effective date of the Registration Statement, which includes the requisite acknowledgements of the Company.
     Please direct questions regarding this response letter to the undersigned at (310) 789-1259.
Very truly yours,
/s/ Dale E. Short
DES:tms

cc:	Jennifer Riegel (SEC) Mary Mast (SEC)